UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, March 10th, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs:

We hereby inform you the approval of all proposals and agenda submitted to the Special Stockholders’ Meeting held on this date at 4:30 p.m., as follows:

– Board of Directors’ proposals to:

1. incorporate the stocks of the minoritary stockholders Bradesco Seguros S.A. (Seguros) into the stocks of Banco Bradesco S.A. (Bradesco), converting Seguros into a wholly-owned subsidiary of Bradesco, pursuant to the provisions of the Articles 252 and 264 of the Law 6,404/76, by means of:

a) ratification of KPMG Auditores Independentes, Trevisan Auditores Independentes and GSRA Consultoria Empresarial, as appraisers of the stockholders’ equity of the Companies;

b) approval of the Instrument of Protocol and Justification for the Incorporation of stocks of Seguros’ Minority Stockholders and the respective Appraisal Reports;

c) Bradesco’s Capital Stock increase in the amount of R$11,856,359.07, increasing it from R$7,700,000,000.00 to R$7,711,856,359.07, by means of the issuance of 363,271 nonpar book-entry registered new stocks, of which 182,504 are common stocks and 180,767 are preferred stocks, in the proportion of 165,12329750137 stocks issued by Bradesco for each stock of Seguros, of which 82,95659669277 are common stocks and 82,16670080860 are preferred stocks to be attributed to Seguros’ stockholders, resulting in the amendment to the “caput” of the Article 6 of the Company’s Bylaws;

2. increase the Company’s Capital by R$2,288,143,640.93, increasing it from R$7,711,856,359.07 to R$10,000,000,000.00, by means of Capitalization of Reserves, without issuing stocks, pursuant to the provisions in the Paragraph One of the Article 169 of the Law 6,404/76, resulting in the amendment of the “caput” of Article 6 of the Company’s Bylaws;

3. amend the Company’s Bylaws, by including the letter “j” in the Sole Paragraph of the Article 21, referring to the Audit Committee’s attributions;

4. appointment of APPRAISAL - Avaliações e Engenharia S/C Ltda., Corporate Taxpayer’s ID (CNPJ) 57.182.453/0001-01, CONSULT Consultoria, Engenharia e Avaliações S/C Ltda., Corporate Taxpayer’s ID (CNPJ) 59.039.701/0002-68, EMBRAESP - Empresa Brasileira de Estudos de Patrimônio S/C Ltda., Corporate Taxpayer’s ID (CNPJ) 43.561.836/0001-78, ENGEBANC Engenharia e Serviços Ltda. – Corporate Taxpayer’s ID (CNPJ) 69.026.144/0001-13, and PLANCONSULT S/C Ltda., Corporate Taxpayer’s ID (CNPJ) 51.163.798/0001-23, which shall provide the properties appraisal in the case of potential purchase and sale transactions between this Institution and its affiliated companies.

Dividends: The stocks attributed to the minority stockholders of Seguros shall be fully entitled to monthly Dividends and/or Interest on own capital, and possibly complementary dividends and/or interests to be declared from the date of the approval of the respective process by the Central Bank of Brazil. They also shall be fully entitled to possible advantages attributed to other stocks from the referred approval.

These deliberations shall be effective after the necessary approval of the process by the Central Bank of Brazil.

Sincerely yours,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.